
fc2

the female health company

2012 annual report

Financial Highlights


+89%
NET REVENUES in thousands
40000
35000
30000
25000
20000
15000
$35,034
$27,543
$25,634
$22,222
$18,565
2008
2009
2010
2011
2012


+184%
NET INCOME in thousands
20000
15000
10000
5000
0
$15,299
$6,535
$6,737
$4,967
$5,399
2008
2009
2010
2011
2012


+88%
UNIT SALES in thousands
70000
60000
50000
40000
30000
20000
61,650
40,193
38,919
34,740
32,873
2008
2009
2010
2011
2012

	2012	2011	2010
Net Revenues	**35,034**	18,565	22,222
Net Income	**15,299**	5,399	6,737
Net Income per Diluted Common Share	**0.53**	0.19	0.24
Selling, General and Administrative Expenses	**9,628**	6,537	6,569
Diluted Weighted Average Common Shares Outstanding	**28,933**	28,971	28,545

Years ended September 30

In thousands, except per-share data

2012's strong financial performance reflects the increasing demand for FC2 and its important contribution to women's health on a global basis

Dear Shareholders,

FY2012 was a remarkable year, bringing increased global awareness of women's health and family planning issues, greater visibility and availability for the FC2 Female Condom, and a higher international profile for The Female Health Company. While FC2 continued to make significant strides in the United States, our voice and vision were increasingly heard on the world stage—including the developing nations where women are at very high risk of HIV/AIDS and unintended pregnancy.

Over the subsequent pages you'll find a few of the year's highlights, successes and milestones, beginning with the following:

A record **61.6 million FC2 Female Condoms were distributed in 138 countries**. As the previous annual record was 40.2 million units, this represents a dramatic increase in access to the FC2 Female Condom for women across the globe, providing them protection against sexually transmitted infections (STIs)—including HIV/AIDS—as well as unintended pregnancies.

The FC2 Female Condom is the only currently available FDA-approved product whose use is initiated by women that provides dual protection against STIs and unintended pregnancies. The FC2 has been cleared by the World Health Organization for purchase by UN agencies.


fc2
FEMALE
CONDOM

MELINDA GATES
Bill & Melinda Gates Foundation

"When you think about family planning from the perspective of a woman, it will change the way you think about family planning...Helping women get access to contraceptives saves their lives. It improves the health of mothers and children...it increases children's school attendance. Family planning leads to more prosperous families, and at the national level...it's even linked to GDP growth."


London Summit on
FAMILY



DAVID CAMERON
British Prime Minister

"We're here for a very simple reason: women should be able to decide, freely and for themselves, whether, when, and how many children to have...A country cannot develop properly when its young women are dying from unintended pregnancies....Healthy, empowered women mean healthy, strong families, mean healthy, strong children, mean healthy, strong countries."

Photos ©Bill & Melinda Gates Foundation

O.B. PARRISH
Chairman and C.E.O, The Female Health Company

"One of the primary contributions of the private sector is to develop new and effective products that can provide additional options for and improve reproductive and sexual health of women. That's why we developed the Female Condom...Second is supplying high-volume manufacturing capacity so you can supply it worldwide...and third is a particularly important aspect, and that's providing education and training regarding why and how a product should be used."

Watch the Partnering for Progress panel at **www.youtube.com/watch?v=yr3OOZKhIXI**



Speaking out in London on the role of public/private partnerships

Among the London Summit's partners are 24 developing nations, 26 donor institutions, 9 international agencies, 69 civil society organizations, and 14 private sector businesses—including The Female Health Company.

On July 11, 2012 (World Population Day), the **Bill & Melinda Gates Foundation** and the **U.K. Government** sponsored an invitation-only **Summit on Family Planning** in London. The objective was to bring together companies, not-for-profits, and donors who are committed to increasing reproductive health services and products to women worldwide. Governments of developing nations whose women are most in need also participated.

Melinda Gates and **British Prime Minister David Cameron** gave two of the keynote speeches, after which the sponsors and participants worked together to establish a framework for providing contraceptives and related education to an additional 120 million women in 69 poor countries by 2020. The ultimate goal of the program is to reduce maternal and infant mortality, lower the number of infants who will not have sufficient nutrition and health care, and cut health care costs. At the end of the Summit, it was announced that commitments had been made for $4.6 billion to fund the eight-year program.

The Female Health Company was invited to attend, and **we participated in the panel discussion "Partnering for Progress: The Role of Public/Private Partnerships."** The FC2 Female Condom will make a significant contribution to this program and to the summit's larger agenda.

A NEW DAY DAWNS

September 12 marked the first **GLOBAL FEMALE CONDOM DAY**. Advocates and organizations (including FHC) came together to increase awareness and availability of the female condom through community education, distribution and calls for greater access at clinics, businesses and pharmacies. Global Female Condom Day boasted an impressive range of accomplishments including an increase in media coverage (56 outlets in 14 countries) and a boost in social media presence (including Facebook, Twitter and blogs), as well as outreach events and advocacy activities. The National Female Condom Coalition, which created the event, expanded its reach, recruiting 194 organizations, health departments, companies and universities to sign a female condom support letter.

SUPPORT TAKES TO THE ROAD

Global Female Condom Day saw **SUPPORT**, FHC's team of international professionals, initiating activities in South Africa and Kenya. In South Africa, SUPPORT's trainers provided information about the FC2 Female Condom in a dedicated booth at Durban's King Shaka International Airport. And in Kenya, a Female Condom truck traveled the suburbs of Nairobi City, demonstrating FC2's use. At the last stop, government representatives and stakeholders spoke out about the importance of accessibility to female condoms—sentiments echoed in 21 additional countries, and in 22 states in the United States, for Female Condom Day.

To learn more about SUPPORT, go to **www.supportworldwide.org**

A FESTIVE PRESENCE AT IAC

The FC2 Female Condom was a visible part of the **XIX INTERNATIONAL AIDS CONFERENCE (AIDS 2012)**. SUPPORT was again on hand to demonstrate FC2's use, and to show a short animated film, "All About Pleasure," that illustrates the way the FC2 Female Condom brings enjoyment as well as prevention to intimacy.

AIDS 2012
XIX INTERNATIONAL AIDS CONFERENCE JULY 22 - 27 WASHINGTON DC USA

To see the "All About Pleasure" animated short, go to **http://www.supportworldwide.org/portfolio-items/all-about-pleasure-animation/**

Other activities included the **UNIVERSAL ACCESS TO FEMALE CONDOMS PAPER DOLL CAMPAIGN**, in which more than 25,000 individuals contributed to a chain of paper dolls, each featuring a personal message about the value and importance of the female condom.



DRESSED FOR SUCCESS

Another highlight of AIDS 2012 was the fashion show, featuring garments made with the FC2 Female Condom. Designers from countries including the United States, Cameroon, Zimbabwe, Ghana, and the Netherlands created a range of outstanding garments. Some of the show stoppers were a layered baby-doll dress and a miniskirt with condoms twisted into roses. The fashion show (like the paper doll chain in the adjacent story) was sponsored by Universal Access to Female Condoms (UAFC) Joint Programme, whose goal is to make female condoms more accessible and affordable.

To learn more about the UAFC or the paper doll chain, go to **www.condoms4all.org/newsarticle/596/Join_the_Paper_Doll_Campaign!**





Photos ©XIX International AIDS Conference

In 2012, the FC2 Female Condom played its biggest part to date on the world stage


ENYA COUNTIES MAP

Also during the London Summit, FHC publicly announced a **significant commitment to increasing access** to our life-saving contraceptive in the developing world. This commitment includes the following:

- **Aggregating annual public sector FC2 purchases** from all large buyers to set prospective volume-based discounts on unit pricing.
- **Investing up to $14 million** over the next six years in reproductive health and HIV/AIDS prevention, education and training in collaboration with global agencies.
- **Awarding major public sector purchasers with no-cost product** equal to 5 percent of their total annual purchases.

The London Summit on Family Planning was just one of a series of events in 2012 in which FHC participated and the FC2 Female Condom was featured—thus extending our influence, consolidating our gains, and continuing to establish a leadership presence in both the global HIV/AIDS prevention arena and the international family-planning community.

In Washington, FC2 helps save lives—while saving money


$20
SAVED
$1
INVESTED

In March, a study in the **international scientific journal *AIDS and Behavior*** showed that an ongoing **FC2 HIV/AIDS prevention program conducted by Washington, D.C.'s, Department of Health was not only cost-effective but cost-saving**. For every dollar invested in the free female condom giveaway, almost $20 was saved—in addition to recouping the dollars originally spent to conduct the prevention program. The study showed that the Department of Health ultimately **saved over $8 million in the first year** of the program. The study and analysis of the program were conducted by Dr. David Holtgrave, professor and Department Chair at the Bloomberg School of Public Health at Johns Hopkins University.

The full *AIDS and Behavior* study, "Cost–Utility Analysis of A Female Condom Promotion Program in Washington, DC," is available at www.springerlink.com/content/21790257155t6651/

A LIFE-SAVING COMMODITY

EVERY WOMAN
EVERY CHILD

In 2012, the UN-launched global organization "Every Woman Every Child" published a list of **13 Life-Saving Commodities** deemed "essential but underutilized"—**including the female condom**. "Attention is needed," says the report, "to increase access and use of the only barrier contraception that gives women and adolescent girls greater control over protecting themselves from HIV, other STIs and unintended pregnancy."

For the complete list of Life-Saving Commodities, go to www.everywomaneverychild.org/resources/un-commission-on-life-saving-commodities/life-saving-commodities

Augmenting and expanding to meet tomorrow's increased needs

Growing acceptance means heightened demand. Accordingly, to insure product availability for increased access to the FC2 Female Condom, the Female Health Company **announced an increase in our annual production capacity by 20 percent** to 100 million units. This was funded internally. We are prepared to **further increase capacity as demand rises**.

In order to accommodate the anticipated increase in production, we have expanded the manufacturing capacity of our FC2 Malaysian plant in Kuala Lumpur by 20 percent. We believe the plant is now fully prepared for the rise in demand in markets around the globe.





These 2012 events reflect the **increasing demand for FC2 and its important contribution to women's health** on a global basis. Concurrently, The Female Health Company **posted excellent financial results for fiscal 2012**:



Our 2012 successes give us—and the women who use FC2—a reason to celebrate.

- Net revenues totaled $35.0 million, up 89% vs. 2011.
- Operating income was $10.9 million, up 232%.
- Income before income taxes was $10.8 million, up 234%.
- Net income including a tax benefit of $4.5 million was $15.3 million or $0.53/diluted share vs. $5.4 million or $0.19/diluted share in fiscal 2011.
- The Company produced $10.4 million in cash flow from operations.
- Dividends paid to shareholders totaled approximately $6.2 million.
- The closing market price of the Company's common stock increased by 75% from $4.08/share on the last trading day of fiscal 2011 to $7.15/share on the last trading day of fiscal 2012.

The **strong financial performance** permits the Company to rapidly expand production capacity, invest in cost reduction and new product development, and provide education and training regarding reproductive health and STIs/HIV/AIDS prevention at no cost to the recipients.

The Female Health Company is proud and delighted to implement programs that increase access of its FC2 Female Condom, thus contributing to women's health globally and impacting reduction of health care costs.

We sincerely thank our employees for their skill and dedication and our shareholders for their support in making this happen.

O.B. Parrish
Chairman and Chief Executive Officer
The Female Health Company

Financial Highlights

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among the Female Health Company, the NASDAQ Composite Index, and the NASDAQ Health Care Index



$ 400
350
300
250
200
150
100
50
0
9/07
9/08
9/09
9/10
9/11
9/12
The Female Health Company
NASDAQ Composite
NASDAQ Health Care

*$100 invested on 9/30/07 in stock or index, including reinvestment of dividends. Fiscal year ended September 30.

	9/07	9/08	9/09	9/10	9/11	9/12
The Female Health Company	100.0	129.57	214.89	225.02	185.46	338.53
NASDAQ Composite	100.0	69.59	74.90	84.99	86.87	110.79
NASDAQ Health Care	100.0	90.41	90.58	94.16	100.25	138.16

Strong financial performance permits FHC to rapidly expand production capacity, invest in cost reduction and new product development, and provide education and training at no cost to the recipients

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995

The statements in this report which are not historical fact are "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this report include the capacity of the Company's manufacturing plant to meet global demand. Forward-looking statements can also be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "could," "expect," "intend," "may," "opportunity," "plan," "predict," "potential," "estimate," "will," "would" or the negative of these terms or other words of similar meaning. These statements are based upon the Company's current plans and strategies, and reflect the Company's current assessment of the risks and uncertainties related to its business, and are made as of the date of this report. The Company assumes no obligation to update any forward-looking statements contained in this report as a result of new information or future events, developments or circumstances. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. The Company's actual results and future developments could differ materially from the results or developments expressed in, or implied by, these forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following: product demand and market acceptance; competition in the Company's markets and the risk of new competitors and new competitive product introductions; the Company's reliance on its international partners in the consumer sector and on the level of spending on the FC2 Female Condom by country governments, global donors and other public health organizations in the global public sector; the economic and business environment and the impact of government pressures; risks involved in doing business on an international level, including currency risks, regulatory requirements, political risks, export restrictions and other trade barriers; the Company's production capacity, efficiency and supply constraints; and other risks detailed in the Company's press releases, shareholder communications and Securities and Exchange Commission filings, including the Company's Form 10-K for the fiscal year ended September 30, 2012. Actual events affecting the Company and the impact of such events on the Company's operations may vary from those currently anticipated.

Selected Financial Data

The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing in this Annual Report. The Consolidated Statement of Income Data for the years ended September 30, 2012, 2011 and 2010, and the Consolidated Balance Sheet Data as of September 30, 2012 and 2011, are derived from the Consolidated Financial Statements included elsewhere in this report. The Consolidated Statement of Income Data for the years ended September 30, 2009 and 2008, and the Consolidated Balance Sheet Data as of September 30, 2010, 2009 and 2008, are derived from Consolidated Financial Statements that are not included in this report. The historical results are not necessarily indicative of results to be expected for future periods.

Consolidated Statement of Income Data

Years Ended September 30	**2012**	**2011**	**2010**	**2009**	**2008**
(In thousands, except per share data)					
PRODUCT SALES	$ 35,012	$ 18,516	$ 22,188	$ 27,383	$ 25,528
ROYALTY INCOME	22	49	34	160	106
NET REVENUES	**35,034**	**18,565**	**22,222**	**27,543**	**25,634**
COST OF SALES	14,413	8,700	9,297	14,026	14,904
GROSS PROFIT	**20,621**	**9,865**	**12,925**	**13,518**	**10,730**
OPERATING EXPENSES:					
Advertising	53	33	77	108	95
Selling, general and administrative	9,628	6,537	6,569	7,195	7,451
Restructuring costs	—	-	1,930	1,497	-
Total Operating Expenses, Net	9,681	6,570	8,576	8,800	7,546
OPERATING INCOME	**10,940**	**3,295**	**4,349**	**4,718**	**3,184**
NON-OPERATING (EXPENSE) INCOME:					
Interest and other (expense) income	—	(2)	29	56	53
Foreign currency transaction (loss) gain	(148)	(61)	(154)	276	967
Total Non-operating (Expense) Income	(148)	(63)	(125)	332	1,020
INCOME BEFORE INCOME TAXES	10,792	3,232	4,224	5,050	4,204
Income tax benefit	(4,507)	(2,167)	(2,513)	(1,485)	(763)
NET INCOME	**15,299**	**5,399**	**6,737**	**6,535**	**4,967**
Preferred dividends, Class A, Series 1	-	-	-	-	8
Preferred dividends, Class A, Series 3	-	-	-	80	129
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 15,299	$ 5,399	$ 6,737	$ 6,456	$ 4,829
NET INCOME PER BASIC COMMON SHARE OUTSTANDING	$ 0.55	$ 0.20	$ 0.25	$ 0.25	$ 0.18
BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	27,694	27,287	26,981	25,652	26,116
NET INCOME PER DILUTED COMMON SHARE OUTSTANDING	$ 0.53	$ 0.19	$ 0.24	$ 0.24	$ 0.18
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	28,933	28,971	28,545	27,807	27,983
CASH DIVIDENDS DECLARED PER SHARE	$ 0.22	$ 0.20	$ 0.15	$ 0.00	$ 0.00

Consolidated Balance Sheet Data

Years Ended September 30	**2012**	**2011**	**2010**	**2009**	**2008**
(In thousands)					
Cash and cash equivalents	$ 5,291	$ 4,313	$ 2,919	$ 2,810	$ 1,922
Restricted cash	5	5	5	105	212
Working capital	10,966	7,454	9,853	9,209	9,249
Total assets	30,446	19,443	18,368	18,540	13,831
Accumulated deficit	(35,594)	(44,697)	(44,544)	(47,143)	(53,599)
Long-term obligations	174	209	145	192	1,090
Total stockholders' equity	$ 24,218	$ 16,753	$ 16,132	$ 12,954	$ 9,709

Overview

The Female Health Company manufactures, markets and sells the FC2 Female Condom. FC2 is the only currently available female-initiated product approved by the U.S. Food and Drug Administration (FDA) and cleared by the World Health Organization (WHO) for purchase by United Nations (UN) agencies that provides dual protection against unintended pregnancy and sexually transmitted infections ("STIs"), including HIV/AIDS.

In 2005, the Company introduced a second generation Female Condom, FC2, which had been developed to:

1. Expand access to female-initiated prevention by offering a more affordable product
2. Increase HIV/AIDS prevention and family planning options
3. Lower health care costs
4. Increase gross margins

In August 2006, after a stringent technical review, the WHO cleared FC2 for purchase by U.N. agencies. The first substantial sales of FC2 occurred in fiscal 2007. FC2 received FDA approval as a Class III medical device on March 10, 2009, and became available in the United States in August 2009. In addition to FDA approval, the FC2 Female Condom has been approved by other regulatory agencies, including in the European Union, India, and Brazil.

In October 2009, the Company completed the transition from its first generation product, FC1, to its second generation product, FC2, and production of FC1 ceased. Although FC1 production has ceased, the Company retains ownership of certain worldwide rights to FC1, as well as various patents, regulatory approvals and other intellectual property related to FC1.

From its introduction in March 2007 through September 30, 2012, approximately 170 million FC2 Female Condoms have been distributed in 138 countries. Since the last shipments of FC1 were produced and sold in October 2009, all units sold have been FC2.

The FC2 Female Condom provides women dual protection against STIs (including HIV/AIDS) and unintended pregnancy. Because FC2's primary usage is that of disease prevention, the public health sector is the Company's main market. Within the public health sector, various organizations supply critical products such as FC2, at no cost or low cost, to those who need but cannot afford to buy such products for themselves.

FC2 is currently available in 138 countries. A significant number of countries with the highest demand potential are in the developing world. The incidence of HIV/AIDS, other STIs and unwanted pregnancy in these countries represents a remarkable potential for significant sales of a product that benefits some of the world's most underprivileged people. However, conditions in these countries can be volatile and result in unpredictable delays in program development, tender applications and processing orders.

The Company has a relatively small customer base, with a limited number of customers who generally purchase in large quantities. Over the past few years, major customers have included large global agencies, such as the United Nations Population Fund (UNFPA) and the U.S. Agency for International Development (USAID), through its facilitator, John Snow, Inc. Other customers include ministries of health or other governmental agencies, which either purchase directly or via in-country distributors, and non-governmental organizations.

Purchasing patterns vary significantly from one customer to another, and may reflect factors other than simple demand. For example, some governmental agencies purchase through a formal procurement process in which a tender (request for bid) is issued for either a specific or a maximum unit quantity. Tenders also define the other elements required for a qualified bid submission (such as product specifications, regulatory approvals, clearance by WHO, unit pricing and delivery timetable). Bidders have a limited period of time in which to submit bids. Bids are subjected to an evaluation process which is intended to conclude with a tender award to the successful bidder. The entire tender process, from publication to award, may take many months to complete. Administrative issues, politics, bureaucracy, process errors, changes in leadership, funding priorities and/or other pressures may delay or derail the process and affect the purchasing patterns of public sector customers. As a result, the Company may experience significant quarter-to-quarter sales variations due to the timing and shipment of large orders.

In the past few years, the Company's business model, which includes high gross margins, modest capital expenditures and low expense requirements compared to production volumes, has permitted the Company to sustain profitable operations without debt and maintain dividend payments during periods of delayed orders. Continuation of these accomplishments in the future periods will be contingent on a number of factors, including the degree and period of sales volatility and on the strength of global demand for the Company's product.

During fiscal 2011, the Company's unit shipments, revenues and net income were adversely affected by bureaucratic delays and other timing issues involving the receipt and shipment of large orders from Brazil and the Republic of South Africa (RSA). Significant orders for both countries were received in the first quarter of fiscal

Management's Discussion and Analysis

2012. The 20-million-unit order received for shipment to Brazil was the largest order in the Company's history. Receipt of these orders positively impacted fiscal 2012 results.

Revenues. Most of the Company's revenues have been derived from sales of the FC Female Condoms (FC1 and FC2), and are recognized upon shipment of the product to its customers. Since fiscal 2008, revenue is also being derived from licensing its intellectual property to its exclusive distributor in India, Hindustan Lifecare Limited (HLL). HLL is authorized to manufacture FC2 at HLL's facility in Kochi, India, for sale in India. HLL is the Company's exclusive distributor in India and the Company receives a royalty based on the number of units sold by HLL in India. Such revenue appears as royalties on the Audited Consolidated Statements of Income for the years ended September 30, 2012, 2011 and 2010, and is recognized in the period in which the sale is made by HLL.

The Company's strategy is to further develop a global market and distribution network for its product by maintaining relationships with public health sector groups and completing partnership arrangements with companies with the necessary marketing and financial resources and local market expertise.

The Company's most significant customers are either global public health sector agencies or those who facilitate their purchases and/or distribution. The Company's three largest customers currently are UNFPA, John Snow, Inc., facilitator of USAID I DELIVER project, and Sekunjalo Investments Corporation (PTY) Ltd. UNFPA accounted for 40 percent of unit sales in fiscal 2012, 25 percent of unit sales in fiscal 2011, and 37 percent of unit sales in fiscal 2010. John Snow, Inc. accounted for 25 percent of unit sales in fiscal 2012, 26 percent of unit sales in fiscal 2011, and 33 percent of unit sales in fiscal 2010. Sekunjalo Investments Corporation (PTY) Ltd. accounted for 20 percent of unit sales in 2012. Sekunjalo's purchases were less than 10 percent of total annual units sold in fiscal 2011 and 2010. No other single customer accounted for more than 10 percent of unit sales in fiscal 2012, 2011 or 2010.

Because the Company manufactures FC2 in a leased facility located in Malaysia, a portion of the Company's operating costs are denominated in foreign currencies. While a material portion of the Company's future sales are likely to be in foreign markets, all sales are denominated in the U.S. dollar. Effective October 1, 2009, the Company's U.K. and Malaysia subsidiaries adopted the U.S. dollar as their functional currency, further reducing the Company's foreign currency risk.

Expenses. The Company previously manufactured FC1 at a facility located in the United Kingdom and manufactures FC2 at its facility located in Selangor D.E., Malaysia. The Company's cost of sales consists primarily of direct material costs, direct labor costs and indirect production and distribution costs. Direct material costs include raw materials used to make the female condoms, principally polyurethane for FC1 and a nitrile polymer for FC2. Indirect product costs include logistics, quality control and maintenance expenses, as well as costs for helium, nitrogen, electricity and other utilities. All of the key components for the manufacture of the FC2 Female Condom are essentially available from multiple sources.

In fiscal 2010, the Company incurred a one-time charge of $1.9 million for restructuring expenses related to exiting the lease of its former U.K. manufacturing facility, following the cessation of FC1 production.

The Company's operating expenses include costs for promotion, education and training relating to FC2. During the London Summit, the Company announced a program to support the London Summit's goal to provide contraceptives to an additional 120 million women by 2020. This program includes a plan for the Company to invest up to $14 million over the next six years in reproductive health and HIV/AIDS prevention education and training in collaboration with global agencies. Such investment in education and training may increase the Company's operating expenses in future periods, although the Company has not set a specific timetable for any such increased spending on education and training. The Company believes that increased spending on education and training will increase the market for FC2. In connection with the London Summit, the Company also plans to award major purchasers with free product equal to 5 percent of total annual units purchased beginning in fiscal 2013. The Company will reserve for the cost of the free product as a cost of sales, which may affect the Company's gross margin. The Company believes that such free product awards will provide an incentive for increased unit-sale volumes from major purchasers.

Fiscal Year Ended September 30, 2012, Compared to Fiscal Year Ended September 30, 2011

Operating Highlights. The Company had net revenues of $35,033,897 during the fiscal year 2012, compared to $18,565,102 in the fiscal year ended September 30, 2011. The Company's fiscal 2012 unit sales were 88 percent higher than fiscal 2011 due to increased volume and several large orders from major customers during fiscal 2012. During fiscal 2011, the Company's unit shipments, revenues and net income were adversely affected by bureaucratic delays and other timing issues involving the receipt and shipment of large orders from Brazil and the Republic of South Africa (RSA). Significant orders for both countries were received in the first quarter of fiscal 2012. The average sales price of FC2 increased 1 percent in fiscal 2012 from fiscal 2011.

The Company generated cash flow from operations of $10,356,054 for fiscal year 2012 compared to $6,968,155 for fiscal 2011.

The Company had net income of $15,299,321, or $0.53 per diluted share, in fiscal 2012 compared to net income of $5,399,051, or $0.19 per diluted share, in fiscal 2011.

During fiscal 2012, the Company continued to pay quarterly dividends, raising the quarterly dividend rate from $0.05 per share to $0.06 per share mid-year. The Company remains debt free.

Results of Operations. The Company had net revenues of $35,033,897 and net income of $15,299,321, or $0.53 per diluted share, in fiscal 2012, compared to net revenues of $18,565,102 and net income of $5,399,051, or $0.19 per diluted share, in fiscal 2011. Net revenues increased $16,468,795, or 89 percent, in fiscal 2012 over the prior fiscal year, as a result of higher unit sales. In fiscal 2012 and fiscal 2011, net revenues included royalties of $21,721 and $49,011, respectively, earned from licensing intellectual property to the Company's exclusive distributor in India, HLL.

Gross profit increased $10,755,823, or 109 percent, to $20,621,013 in fiscal 2012 from $9,865,190 in fiscal 2011. Gross profit as a percentage of net revenues increased to 59 percent in fiscal 2012 from 53 percent in fiscal 2011. The increase in gross profit was the result of higher unit sales which improved the absorption of fixed overhead costs.

Cost of sales increased $5,712,972, or 66 percent, to $14,412,884 in fiscal 2012 from $8,699,912 in fiscal 2011. The increase is due to higher volume.

Advertising expenses increased $20,091 to $52,949 in fiscal 2012 from $32,858 in fiscal 2011. The increase is due to the expansion of the U.S. training and education program.

Selling, general and administrative expenses increased $3,091,144 to $9,628,134 in fiscal 2012 from $6,536,990 in fiscal 2011. The increase was primarily due to increased spending in education and training and incentive payments based on the achievement of performance goals relating to the Company's unit sales and operating income.

Total operating expenses increased $3,111,235 to $9,681,083 in fiscal 2012 from $6,569,848 in fiscal 2011.

The Company's operating income increased $7,644,588 to $10,939,930 in fiscal 2012 from $3,295,342 in fiscal 2011. The increase reflects the impact of significantly higher unit sales.

The Company recorded non-operating expense of $147,907 in fiscal 2012 compared to non-operating expense of $63,367 in fiscal 2011. The increase was the result of an increased foreign currency loss of $148,269 in fiscal 2012 versus a foreign currency loss of $61,258 in fiscal 2011.

An entity is able to recognize a tax benefit for current or past losses when it can demonstrate that the tax loss carryforward will be utilized before expiration. Management believes that the Company's recent and projected future growth and profitability have made it more likely than not that the Company will utilize a portion of its net operating loss carryforwards in the future. The Company recorded a deferred tax benefit in the amount of $4.9 million (gross tax benefit) during the year ended September 30, 2012, compared to $2.5 million for the year ended September 30, 2011, as a result of the decrease in the valuation allowance on these assets.

Fiscal Year Ended September 30, 2011, Compared to Fiscal Year Ended September 30, 2010

Operating Highlights. The Company's net revenues were reduced as a result of lower unit sales, primarily due to delays in two large orders. The Company had net revenues of $18,565,102 in the fiscal year ended September 30, 2011, compared to $22,221,955 in the fiscal year ended September 30, 2010. The Company's fiscal 2011 unit sales were 16 percent lower than fiscal 2010 due to reduced sales volume. The average sales price of FC2 decreased 1 percent in fiscal 2011 from fiscal 2010.

The Company generated cash flow from operations of $6,968,155 for fiscal 2011, compared to $3,991,855 for fiscal 2010.

The Company had net income of $5,399,051, or $0.19 per diluted share, in fiscal 2011 compared to net income of $6,737,078, or $0.24 per diluted share, in fiscal 2010.

The Company paid quarterly dividends of $0.05 per share and remained debt free.

Results of Operations. The Company had net revenues of $18,565,102 and net income of $5,399,051, or $0.19 per diluted share, in fiscal 2011 compared to net revenues of $22,221,955 and net income of $6,737,078, or $0.24 per diluted share, in fiscal 2010.

Net revenues decreased $3,656,853, or 16 percent, in fiscal 2011 over the prior fiscal year, as a result of lower unit sales, primarily due to delays in two large orders. In fiscal 2011 and fiscal 2010, net revenues included royalties of $49,011 and $33,863, respectively, earned from licensing intellectual property to the Company's exclusive distributor in India, Hindustan Lifecare Limited.

Gross profit decreased $3,059,629, or 24 percent, to $9,865,190 in fiscal 2011 from $12,924,819 in fiscal 2010. Gross profit as a percentage of net revenues decreased to 53 percent in fiscal 2011 from 58 percent in fiscal 2010. The decrease in gross profit was the result of lower unit sales which reduced the absorption of fixed overhead costs.

Cost of sales decreased $597,224, or 6 percent, to $8,699,912 in fiscal 2011 from $9,297,136 in fiscal 2010. The decrease is due to lower volume.

Advertising expenses decreased $43,849 to $32,858 in fiscal 2011 from $76,707 in fiscal 2010.

Selling, general and administrative expenses decreased $32,040 to $6,536,990 in fiscal 2011 from $6,569,030 in fiscal 2010. The decrease was due to a reduction in selling and marketing expenses and lower consulting fees somewhat offset by higher legal fees and stock compensation expenses.

In fiscal 2010, the Company incurred a one-time charge of $1,929,922 for restructuring expenses related to exiting the lease of its former U.K. manufacturing facility. Included in that amount are lease surrender payments, excess capacity costs, and dilapidation expenses, partially offset by the proportionate recognition of deferred gain on the original sale/leaseback of the plant. There were no restructuring-related costs in fiscal 2011.

Total operating expenses decreased $2,005,811 to $6,569,848 in fiscal 2011 from $8,575,659 in fiscal 2010. The reduction resulted primarily from the lack of one-time restructuring costs and reduced selling and marketing costs, somewhat offset by higher legal fees and stock compensation expenses.

The Company's operating income decreased $1,053,818 to $3,295,342 in fiscal 2011 from $4,349,160 in fiscal 2010. That reduction was the result of lower unit sales.

The Company recorded non-operating expense of $63,367 in fiscal 2011 compared to non-operating expense of $125,028 in fiscal 2010. The reduction was the result of a reduced foreign currency loss of $61,258 in fiscal 2011 versus a foreign currency loss of $154,196 in fiscal 2010.

An entity is able to recognize a tax benefit for current or past losses when it can demonstrate that the tax loss carryforward will be utilized before expiration. Management believes that the Company's recent and projected future growth and profitability have made it more likely than not that the Company will utilize a portion of its net operating loss carryforwards in the future. The Company recorded a deferred tax benefit in the amount of $2.5 million (gross tax benefit) during the year ended September 30, 2011, compared to $2.7 million for the year ended September 30, 2010, as a result of the decrease in the valuation allowance on these assets.

Liquidity and Sources of Capital

We generally fund our operations and working capital needs through cash generated from operations. Our operating activities generated cash of $10.4 million in fiscal 2012, $7.0 million in fiscal 2011, and $4.0 million in fiscal 2010. The increase of $3.4 million in cash generated from operating activities in fiscal 2012 as compared to fiscal 2011 was primarily due to the increase in revenues partially offset by the increase of accounts receivable. In fiscal 2012, investing activities consumed about $0.7 million for the purchase of fixed assets related to the expansion of the Company's Malaysian facility. Financing activities used a net of $8.7 million, most of which was used to pay quarterly cash dividends and tax withholding in connection with cashless stock option exercises where the option holders surrendered shares to satisfy their withholding obligations. The increase of $3.0 million in cash generated from operating activities in fiscal 2011 as compared to fiscal 2010 was primarily due to a $2.2 million decrease in accounts receivable as well as miscellaneous fluctuations in the other assets and liabilities. In fiscal 2011, investing activities consumed about $0.05 million for the purchase of fixed assets. Financing activities used a net of $5.6 million, most of which was used to pay quarterly cash dividends.

At September 30, 2012, the Company had working capital of $11.0 million and stockholders' equity of $24.2 million compared to working capital of $7.5 million and stockholders' equity of $16.8 million as of September 30, 2011.

Since the Company's Board of Directors instituted a quarterly cash dividend program in January 2010, the Company has paid a total of 12 consecutive dividends, the most recent of which was paid on November 7, 2012. The first nine quarterly dividends were paid at the rate of $0.05 per share. In May 2012, the quarterly cash dividend rate was increased to $0.06 per share. A cumulative total of $17.6 million has been paid since the program's initiation.

Any future quarterly dividends and the record date for such dividends will be approved each quarter by the Company's Board of Directors and announced by the Company. Payments of any future dividends are at the discretion of the Board of Directors and the Company may not have sufficient cash flows to pay dividends.

The Company believes its current cash position is adequate to fund operations of the Company in the next 12 months, although no assurances can be made that such cash will be adequate. If the Company needs additional cash, it may sell equity securities to raise additional capital and may borrow funds under its Heartland Bank credit facility.

On August 1, 2012, the Company entered into an amendment to its Second Amended and Restated Loan Agreement (as amended, the "Loan Agreement") with Heartland Bank (the "Bank") to extend the term of the Company's revolving line of credit to August 1, 2013 . The credit facility consists of a revolving note for up to $2 million with the Bank, with borrowings limited to a borrowing base determined based on 70 percent to 80 percent of eligible accounts receivable plus 50 percent of eligible inventory. Significant restrictive covenants in the Loan Agreement include prohibitions on any merger, consolidation or sale of all or a substantial portion of the Company's assets and limits on the payment of dividends or the repurchase of shares. The Loan Agreement does not contain any financial covenants that require compliance with ratios or amounts. Dividends and share repurchases are permitted as long as after giving effect to the dividend or share repurchase, the Company has a ratio of total liabilities to total stockholders' equity of no more than 1:1. Borrowings on the revolving note bear interest at a rate of the base rate (4.5 percent at September 30, 2012) plus 0.5 percent. The note is collateralized by substantially all of the assets of the Company. No amounts were outstanding under the revolving notes at September 30, 2012, or 2011.

As of November 30, 2012, the Company had approximately $4.2 million in cash, net trade accounts receivable of $6.9 million and current trade accounts payable of $0.9 million. Presently, the Company has no required debt service obligations.

The following table includes information relating to our contractual obligations as of September 30, 2012, in future fiscal years:

Contractual Obligations	**Total**	**2013**	**2014**	**2015**	**2016**	**2017**	**Thereafter**
Long-term debt	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Capital lease obligations	-	-	-	-	-	-	-
Operating lease obligations	1,456,008	356,865	311,246	216,802	218,349	129,101	223,645
Purchase obligations	-	-	-	-	-	-	-
Other long-term obligations	-	-	-	-	-	-	-
Total	**$ 1,456,008**	**$ 356,865**	**$ 311,246**	**$ 216,802**	**$ 218,349**	**$ 129,101**	**$ 223,645**

Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Critical accounting estimates include the deferred income tax valuation allowance. Actual results may differ from those estimates.

The Company files separate income tax returns for its foreign subsidiaries. ASC Topic 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for carryforwards for income tax purposes. In addition, the amount of any future tax benefits is reduced by a valuation allowance to the extent such benefits are not expected to be realized.

The Company accounts for income taxes using the liability method, which requires the recognition of deferred tax assets or liabilities for the tax-effected temporary differences between the financial reporting and tax bases of assets and liabilities, and for net operating loss and tax credit carryforwards.

The Company completes a detailed analysis of its deferred income tax valuation allowances on an annual basis or more frequently if information comes to our attention that would indicate that a revision to our estimates is necessary. In evaluating the Company's ability to realize its deferred tax assets, management considers all available positive and negative evidence on a country by country basis, including past operating results and forecast of future taxable income. In determining future taxable income, management makes assumptions to forecast U.S. federal and state, U.K. and Malaysia operating income, the reversal of temporary differences, and the implementation of any feasible and prudent tax planning strategies. These assumptions require significant judgment regarding the forecasts of the future taxable income in each tax jurisdiction, and are consistent with the forecasts used to manage the Company's business. It should be noted that the Company realized significant losses through 2005 on a consolidated basis. Since fiscal year 2006, the Company has consistently generated taxable income on a consolidated basis, providing a reasonable future period in which the Company can reasonably expect to generate taxable income. In management's analysis to determine the amount of the deferred tax asset to recognize, management projected future taxable income for the subsequent six years for each tax jurisdiction.

Although management uses the best information available, it is reasonably possible that the estimates used by the Company will be materially different from the actual results. These differences could have a material effect on the Company's future results of operations and financial condition.

Our effective tax rates have differed from the statutory rate primarily due to the tax impact of foreign operations, state taxes, certain benefits realized related to equity-based awards, and utilization of net operating loss (NOL) carryforwards. The effective tax rates, before considering the reversal of the valuation allowance, were 3.6 percent, 10.3 percent and 6.8 percent for fiscal 2012, 2011 and 2010, respectively. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws, regulations and accounting principles. In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Impact of Inflation and Changing Prices

Although the Company cannot accurately determine the precise effect of inflation, it has experienced increased costs of product, supplies, salaries and benefits, and increased general and administrative expenses. The Company has, where possible, increased selling prices to offset such increases in costs.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as defined in Item 303(a) (4) of Regulation S-K.

Quantitative and Qualitative Disclosures About Market Risk

The Company's exposure to market risk is limited to fluctuations in raw material commodity prices, particularly the nitrile polymer used to manufacture FC2, and foreign currency exchange rate risk associated with the Company's foreign operations. The Company does not utilize financial instruments for trading purposes or to hedge risk and holds no derivative financial instruments which would expose it to significant market risk. Effective October 1, 2009, the Company's U.K. subsidiary and Malaysia subsidiary each adopted the U.S. dollar as its functional currency. The consistent use of the U.S. dollar as the functional currency across the Company reduces its foreign currency risk and stabilizes its operating results. The Company currently has no significant exposure to interest rate risk. The Company has a line of credit with Heartland Bank, consisting of a revolving note for up to $2 million with borrowings limited to a percentage of eligible accounts receivable and eligible inventory. Outstanding borrowings under the line of credit will incur interest at a rate equal to a base rate plus 0.5 percent. As the Company has had no outstanding borrowings in the last five years, it currently has no significant exposure to market risk for changes in interest rates. Should the Company incur future borrowings under its line of credit, it would be subject to interest rate risk related to such borrowings.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on its assessment, management believes that, as of September 30, 2012, the Company's internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of September 30, 2012, has been audited by McGladrey LLP, an independent registered public accounting firm, as stated in their report. See "Report of Independent Registered Public Accounting Firm," which appears on page 19 of this report.

December 4, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
The Female Health Company

We have audited the accompanying consolidated balance sheets of The Female Health Company and Subsidiaries (the Company) as of September 30, 2012 and 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the three-year period ended September 30, 2012. We also have audited The Female Health Company and Subsidiaries' internal control over financial reporting as of September 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Female Health Company and Subsidiaries' management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Female Health Company and Subsidiaries as of September 30, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the three-year period ended September 30, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, The Female Health Company and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Chicago, Illinois
December 4, 2012

McGladrey LLP

Consolidated Balance Sheets

September 30	2012	2011
ASSETS		
CURRENT ASSETS		
Cash	$ 5,290,780	$ 4,249,324
Certificate of deposit	-	63,875
Restricted cash	4,682	4,526
Accounts receivable, net of allowance for doubtful accounts 2012 $41,625 and 2011 $10,000	7,268,917	2,305,473
Income tax receivable	27,369	-
Inventories	1,458,199	2,026,528
Prepaid expenses and other current assets	624,268	297,267
Deferred income taxes	2,152,000	800,000
Total Current Assets	**16,826,215**	**9,746,993**
OTHER ASSETS	122,336	116,360
PLANT AND EQUIPMENT		
Equipment, furniture and fixtures	3,969,888	3,465,745
Leasehold improvements	322,814	301,179
Construction in progress	268,765	-
Less accumulated depreciation and amortization	(2,211,591)	(1,787,486)
Plant and equipment, net	**2,349,876**	**1,979,438**
Deferred income taxes	11,148,000	7,600,000
TOTAL ASSETS	**$ 30,446,427**	**$ 19,442,791**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,775,327	$ 1,076,994
Accrued expenses and other current liabilities	1,120,302	846,591
Accrued compensation	2,964,812	369,825
Total Current Liabilities	**5,860,441**	**2,293,410**
LONG-TERM LIABILITIES		
Deferred rent	90,902	101,133
Deferred grant income	82,650	107,481
Deferred income taxes	194,244	188,177
Total Liabilities	**6,228,237**	**2,690,201**
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Convertible preferred stock, Class A Series 1, par value $.01 per share; authorized 5,000,000 shares; no shares issued and outstanding in 2012 and 2011.	-	-
Convertible preferred stock, Class A Series 3, par value $.01 per share; authorized 700,000 shares; no shares issued and outstanding in 2012 and 2011.	-	-
Convertible preferred stock, Class B, par value $.50 per share; authorized 15,000 shares; no shares issued and outstanding in 2012 and 2011.	-	-
Common stock, par value $.01 per share; authorized 38,500,000 shares; issued 30,550,030 and 29,649,003 shares, and 28,591,201 and 27,734,174 shares outstanding in 2012 and 2011, respectively.	305,500	296,490
Additional paid-in capital	66,760,907	68,117,382
Accumulated other comprehensive loss	(581,519)	(581,519)
Accumulated deficit	(35,594,455)	(44,697,131)
Treasury stock, at cost, 1,958,829 and 1,914,829 shares of common stock in 2012 and 2011, respectively	(6,672,243)	(6,382,632)
Total Stockholders' Equity	**24,218,190**	**16,752,590**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 30,446,427**	**$ 19,442,791**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

Years Ended September 30	2012	2011	2010
PRODUCT SALES	$ 35,012,176	$ 18,516,091	$ 22,188,092
ROYALTY INCOME	21,721	49,011	33,863
NET REVENUES	**35,033,897**	**18,565,102**	**22,221,955**
COST OF SALES	14,412,884	8,699,912	9,297,136
GROSS PROFIT	**20,621,013**	**9,865,190**	**12,924,819**
OPERATING EXPENSES:			
Advertising	52,949	32,858	76,707
Selling, general and administrative	9,628,134	6,536,990	6,569,030
Restructuring costs	-	-	1,929,922
Total Operating Expenses	**9,681,083**	**6,569,848**	**8,575,659**
OPERATING INCOME	**10,939,930**	**3,295,342**	**4,349,160**
NON-OPERATING (EXPENSE) INCOME:			
Interest and other income (expense)	362	(2,109)	29,168
Foreign currency transaction loss	(148,269)	(61,258)	(154,196)
Total Non-operating Expense	**(147,907)**	**(63,367)**	**(125,028)**
INCOME BEFORE INCOME TAXES	**10,792,023**	**3,231,975**	**4,224,132**
Income tax benefit	(4,507,298)	(2,167,076)	(2,512,946)
NET INCOME	**$ 15,299,321**	**$ 5,399,051**	**$ 6,737,078**
NET INCOME PER BASIC COMMON SHARES OUTSTANDING	$ 0.55	$ 0.20	$ 0.25
BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	27,693,721	27, 287,342	26,981,275
NET INCOME PER DILUTED COMMON SHARE OUTSTANDING	$ 0.53	$ 0.19	$ 0.24
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	28,933,144	28,971,011	28,545,391

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended September 2012, 2011 and 2010

	Preferred Stock						Accumulated			
	Class A Series 1	Class A Series 3	Class B	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Other Comprehensive Loss	Accumulated Deficit	Cost of Treasury Stock	Total
BALANCE AT SEPTEMBER 30, 2009 (BALANCE FORWARDED)	**$ –**	**$ –**	**$ –**	**28,382,766**	**$ 283,828**	**$ 66,395,902**	**$ (581,519)**	**$ (47,143,309)**	**$ (6,000,511)**	**$ 12,954,391**
Share-based compensation	–	–	–	38,932	389	357,432	–	–	–	357,821
Issuance of 110,000 shares of Common Stock upon exercise of options	–	–	–	110,000	1,100	156,800	–	–	–	157,900
Issuance of 186,220 shares of Common Stock upon cashless exercise of 325,000 options	–	–	–	186,220	1,862	(315,622)	–	–	–	(313,760)
Issuance of 626,500 shares of Common Stock upon exercise of warrants	–	–	–	626,500	6,265	719,335	–	–	–	725,600
Issuance of 23,085 shares of Common Stock upon cashless exercise of 30,000 warrants	–	–	–	23,085	231	(231)	–	–	–	–
Stock repurchase – Total 65,274 Treasury Shares	–	–	–	–	–	–	–	–	(349,058)	(349,058)
Common Stock dividends	–	–	–	–	–	–	–	(4,137,842)	–	(4,137,842)
Net income and comprehensive income	–	–	–	–	–	–	–	6,737,078	–	6,737,078
BALANCE AT SEPTEMBER 30, 2010	**$ –**	**$ –**	**$ –**	**29,367,503**	**$ 293,675**	**$ 67,313,616**	**$ (581,519)**	**$ (44,544,073)**	**$ (6,349,569)**	**$ 16,132,130**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended September 2012, 2011 and 2010

	Preferred Stock			Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Cost of Treasury Stock	Total
	Class A Series 1	Class A Series 3	Class B	Shares	Amount					
BALANCE AT SEPTEMBER 30, 2010 (BALANCE FORWARDED)	**$ –**	**$ –**	**$ –**	**29,367,503**	**$ 293,675**	**$ 67,313,616**	**$ (581,519)**	**$ (44,544,073)**	**$ (6,349,569)**	**$ 16,132,130**
Share-based compensation	–	–	–	281,500	2,815	803,766	–	–	–	806,581
Stock repurchase – Total 5,750 Treasury Shares	–	–	–	–	–	–	–	–	(33,063)	(33,063)
Common Stock Dividends	–	–	–	–	–	–	–	(5,552,109)	–	(5,552,109)
Net income and comprehensive income	–	–	–	–	–	–	–	5,399,051	–	5,399,051
BALANCE AT SEPTEMBER 30, 2011	**$ –**	**$ –**	**$ –**	**29,649,003**	**$ 296,490**	**$ 68,117,382**	**$ (581,519)**	**$ (44,697,131)**	**$ (6,382,632)**	**$ 16,752,590**

See Notes to Consolidated Financial Statements.

Years Ended September 2012, 2011 and 2010

	Preferred Stock			Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Cost of Treasury Stock	Total
	Class A Series 1	Class A Series 3	Class B	Shares	Amount					
BALANCE AT SEPTEMBER 30, 2011 (BALANCE FORWARDED)	**$ –**	**$ –**	**$ –**	**29,649,003**	**$ 296,490**	**$ 68,117,382**	**$ (581,519)**	**$ (44,697,131)**	**$ (6,382,632)**	**$ 16,752,590**
Share-based compensation	–	–	–	73,250	732	816,746	–	–	–	817,478
Issuance of 10,000 shares of Common Stock upon exercise of warrants	–	–	–	10,000	100	12,900	–	–	–	13,000
Issuance of 14,795 shares of Common Stock upon cashless exercise of 18,000 warrants	–	–	–	14,795	148	(148)	–	–	–	-
Issuance of 802,982 shares of Common Stock upon cashless exercise of 1,557,750 options	–	–	–	802,982	8,030	(2,185,973)	–	–	–	(2,177,943)
Stock repurchase – Total 44,000 Treasury Shares	–	–	–	–	–	–	–	–	(289,611)	(289,611)
Common Stock Dividends	–	–	–	–	–	–	–	(6,196,645)	–	(6,196,645)
Net income and comprehensive income	–	–	–	–	–	–	–	15,299,321	–	15,299,321
BALANCE AT SEPTEMBER 30, 2012	**$ –**	**$ –**	**$ –**	**30,550,030**	**$ 305,500**	**$ 66,760,907**	**$ (581,519)**	**$ (35,594,455)**	**$ (6,672,243)**	**$ 24,218,190**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years Ended September 30	2012	2011	2010
OPERATIONS			
Net income	$ 15,299,321	$ 5,399,051	$ 6,737,078
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	461,447	464,909	466,544
Amortization of deferred gain on sale and leaseback of building	–	–	(657,605)
Amortization of deferred income from grant – BLCF	(24,831)	(24,831)	(24,831)
Provision for obsolete inventory	128,360	177,726	(2,066)
Provision for bad debts	42,375	6,036	–
Interest added to certificate of deposit	(252)	(3,223)	(2,613)
Share-based compensation	842,512	796,453	471,811
Deferred income taxes	(4,893,933)	(2,464,050)	(2,538,624)
Loss on disposal of fixed assets	11,220	–	8,145
Changes in operating assets and liabilities:			
Accounts receivable	(5,005,819)	2,149,008	3,345,490
Income tax receivable	(27,369)	28,179	39,927
Inventories	439,969	(9,924)	(989,201)
Prepaid expenses and other assets	(332,977)	(10,618)	56,175
Accounts payable	573,531	490,398	(15,600)
Accrued expenses and other current liabilities	2,842,500	(30,959)	(2,902,775)
Net cash provided by operating activities	**10,356,054**	**6,968,155**	**3,991,855**
INVESTING ACTIVITIES			
(Increase) decrease in restricted cash	(156)	52	100,496
Proceeds from redemption of Certificate of Deposit	64,127	–	–
Capital expenditures	(718,303)	(46,287)	(51,133)
Net cash (used in) provided by investing activities	**(654,332)**	**(46,235)**	**49,363**
FINANCING ACTIVITIES			
Payments on capital lease obligations	(13,037)	(12,999)	(29,279)
Proceeds from exercise of stock options	–	–	157,900
Proceeds from exercise of common stock warrants	13,000	–	725,600
Purchases of common stock for treasury shares	(289,611)	(33,063)	(349,058)
Taxes paid in lieu of shares	(2,177,943)	–	(313,760)
Dividends paid on common stock	(6,192,675)	(5,545,310)	(4,124,042)
Net cash used in financing activities	**(8,660,266)**	**(5,591,372)**	**(3,932,639)**
Net increase in cash	**1,041,456**	**1,330,548**	**108,579**
Cash at beginning of year	4,249,324	2,918,776	2,810,197
CASH AT END OF YEAR	**$ 5,290,780**	**$ 4,249,324**	**$ 2,918,776**

Supplemental Disclosure of Cash Flow Information:			
Cash payments for income taxes	926,434	57,148	111,929
Schedule of noncash financing and investing activities:			
Dividends declared (unpaid dividends on restricted stock)	19,320	16,100	13,800
Reduction of accrued expense upon issuance of shares	174,185	221,970	92,180
Fixed asset additions in accounts payable at year end	124,802	–	–

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Principles of consolidation and nature of operations: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, The Female Health Company - UK, and its wholly owned subsidiaries, The Female Health Company–UK, plc and The Female Health Company (M) SDN.BHD. All significant intercompany transactions and accounts have been eliminated in consolidation. The Female Health Company ("FHC" or the "Company") is currently engaged in the marketing, manufacture and distribution of a consumer health care product, the FC2 Female Condom ("FC2"). The Female Health Company–UK, is the holding company of The Female Health Company–UK, plc, which is located in a 6,400 sq. ft. leased office facility located in London, England. The Female Health Company (M) SDN.BHD leases a 16,000 sq. ft. manufacturing facility located in Selangor D.E., Malaysia.

The FC2 Female Condom is currently sold or available in either or both commercial (private sector) and public health sector markets in 138 countries as compared to 120 countries at September 30, 2011. The product is marketed directly to consumers in 16 countries by various country-specific commercial partners.

The Company also derives revenue from licensing its intellectual property under an agreement with its exclusive distributor in India, Hindustan Lifecare Limited (HLL). HLL is authorized to manufacture FC2 at HLL's facility in Kochi, India, for sale in India, and the Company receives a royalty based on the number of units sold by HLL in India. Such revenue appears as royalty income on the Consolidated Statements of Income for the years ended September 30, 2012, 2011 and 2010, and is recognized in the period in which the sale is made by HLL.

The Company's standard credit terms vary from 30 to 90 days, depending on the class of trade and customary terms within a territory, so accounts receivable is affected by the mix of purchasers within the period. As is typical in the Company's business, extended credit terms may occasionally be offered as a sales promotion. For the past 12 months, the Company's average days' sales outstanding has averaged approximately 56 days. Over the past five years, the Company's bad debt expense has been less than .04 percent of product sales.

Use of estimates: The preparation of financial statements requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Significant accounting estimates include the deferred income tax valuation allowance and value of equity-based compensation. Actual results may differ from those estimates.

Cash concentration: The Company's cash is maintained primarily in three financial institutions, one located in Clayton, Missouri, one located in London, England, and the other in Kuala Lumpur, Malaysia.

Accounts receivable and concentration of credit risk: Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. As of September 30, 2012, the $7,268,917 accounts receivable balance was comprised of $7,205,144 trade receivables and $63,773 other receivables, compared to an accounts receivable balance of $2,305,473 as of September 30, 2011, which was comprised of $2,287,172 trade receivables and $18,301 in other receivables. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments on accounts receivable. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Management also periodically evaluates individual customer receivables and considers a customer's financial condition, credit history, and the current economic conditions. Accounts receivable are written off when deemed uncollectible. The table below sets forth the components of the allowance for doubtful accounts for the years ended September 30:

	Balance at October 1	*Provision Charges to Expenses*	*Write offs/ Recoveries*	*Balance at September 30*
2010	$ 39,805	$ –	$ –	$ 39,805
2011	$ 39,805	$ 6,036	$ (35,841)	$ 10,000
2012	$ 10,000	$ 42,375	$ (10,750)	$ 41,625

Recoveries of accounts receivable previously written off are recorded when received. The Company's customers are primarily large global agencies, non-government organizations, ministries of health and other governmental agencies which purchase and distribute the FC2 Female Condom for use in HIV/AIDS prevention and family planning programs. In fiscal year

2012, significant customers were UNFPA, John Snow, Inc., facilitator of USAID I DELIVER project, and Sekunjalo Investments Corporation (PTY) Ltd. In fiscal year 2011 and 2010, significant customers were John Snow, Inc., facilitator of USAID I DELIVER project and UNFPA. No other single customer accounted for more than 10 percent of unit sales during those periods.

	Percentage of Unit Sales		
Significant Customers	**2012**	**2011**	**2010**
UNFPA	40%	25%	37%
John Snow, Inc. (USAID I DELIVER)	25%	26%	33%
Sekunjalo Investments Corp. (PTY) Ltd.	20%	–	–
Total Percentage of Unit Sales	85%	51%	70%

Inventories: Inventories are valued at the lower of cost or market. The cost is determined using the first-in, first-out (FIFO) method. Inventories are also written down for management's estimates of product which will not sell prior to its expiration date. Write-downs of inventories establish a new cost basis which is not increased for future increases in the market value of inventories or changes in estimated obsolescence.

Foreign currency translation and operations: Effective October 1, 2009, the Company determined that there were significant changes in facts and circumstances, triggering an evaluation of its subsidiaries' functional currency. The evaluation indicated that the U.S. dollar is the currency with the most significant influence upon the subsidiaries. Because all of the Company's U.K. subsidiary's future sales and cash flows would be denominated in U.S. dollars following the October 2009 cessation of FC1 production, the U.K. subsidiary adopted the U.S. dollar as its functional currency effective October 1, 2009. As the Malaysia subsidiary is a direct and integral component of the U.K. parent's operations, it, too, adopted the U.S. dollar as its functional currency as of October 1, 2009. The consistent use of the U.S. dollar as functional currency across the Company reduces its foreign currency risk and stabilizes its operating results. The Company recognized foreign currency transaction losses of $148,269, $61,258 and $154,196 for the years ended September 30, 2012, 2011 and 2010, respectively. The cumulative foreign currency translation loss included in accumulated other comprehensive loss was $581,519 as of September 30, 2012 and 2011. Assets located outside of the United States totaled approximately $14,000,000 and $7,700,000 at September 30, 2012 and 2011, respectively.

Equipment, furniture and fixtures: Depreciation and amortization are computed using primarily the straight-line method. Depreciation and amortization are computed over the estimated useful lives of the respective assets which range as follows:

Manufacturing equipment	5-10 years
Office equipment	3 years
Furniture and fixtures	7-10 years

Depreciation on leased assets is computed over the lesser of the remaining lease term or the estimated useful lives of the assets. Depreciation on leased assets is included with depreciation on owned assets.

Patents and trademarks: FC2 patents have been issued by the United States, the European Union, Canada, Australia, South Africa, The People's Republic of China, Greece, Turkey, Spain, Mexico, Japan and the African Regional Intellectual Property Organization (ARIPO), which includes Botswana, The Gambia, Ghana, Kenya, Lesotho, Malawi, Mozambique, Namibia, Sierra Leone, Sudan, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe. Patent applications for FC2 are pending in various other countries around the world through the Patent Cooperation Treaty. The patents cover the key aspects of FC2, including its overall design and manufacturing process. There can be no assurance that pending patents provide the Company with protection against copycat products entering markets during the pendency of the patents.

The Company has the registered trademark "FC2 Female Condom" in the United States. The Company has also secured, or applied for, 12 trademarks in 22 countries to protect the various names and symbols used in marketing the product around the world. These include "femidom" and "femy," "Reality" and others. In addition, the experience that has been gained through years of manufacturing the FC Female Condoms (FC1 and FC2) has allowed the Company to develop trade secrets and know-how, including certain proprietary production technologies that further protects its competitive position.

Notes to Consolidated Financial Statements

Financial instruments*:* The Company follows ASC Topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.

The Company currently does not have any assets or liabilities measured at fair value on a recurring or non-recurring basis. Substantially all of the Company's cash and cash equivalents, as well as restricted cash, are held in demand deposits with three financial institutions. The Company has no financial instruments for which the carrying value is materially different than fair value.

Research and development costs: Research and development costs are expensed as incurred. The amount of costs expensed for the years ended September 30, 2012, 2011 and 2010 of $5,277, $10,929, and $381, respectively, are included in selling, general and administrative expenses on the consolidated statements of income.

Restricted cash: Restricted cash relates to security provided to one of the Company's U.K. banks for performance bonds issued in favor of customers. Such security has been extended infrequently and only on occasions where it has been a contract term expressly stipulated as an absolute requirement by the funds' provider. The expiration of the bond is defined by the completion of the event such as, but not limited to, delivery of goods or at a period of time after product has been distributed.

Revenue recognition: The Company recognizes revenue from product sales when each of the following conditions has been met: an arrangement exists, delivery has occurred, there is a fixed price, and collectability is reasonably assured. The Company also derives revenue from licensing its intellectual property under an agreement with its exclusive distributor in India, HLL. Such revenue appears as royalty income on the Consolidated Statements of Income for the years ended September 30, 2012, 2011 and 2010, and is recognized in the period in which the sale is made by HLL.

Deferred grant income: The Company received grant monies from the British Linkage Challenge Fund to help the Company defray certain expenses and the cost of capital expenditures related to a project. The underlying project related to the development of a linkage between the U.K. subsidiary and HLL, in India, to do end-stage manufacturing of the FC2 Female Condom and develop the market for the product in that country. The grant received was split between the Company and HLL pro-rata to their respective expenditure on the project. The Company utilized the general precepts of U.S. GAAP and the principles of matching and conservatism to determine how to account for the grant monies received. The Company also utilized the guidance of International Accounting Standard No. 20—*Accounting for Government Grants and Disclosure of Government Assistance* to further support the Company's accounting treatment of the grant received. The Company allocated its share of the grant monies to capital and expense pro-rata to the respective cost allocated to the project. Grant proceeds for expenses were credited to income in the quarter incurred. Grant proceeds for capital expenditure were deferred and released to income in line with the depreciation of the relevant assets.

Share-based compensation: The Company accounts for stock-based compensation expense for equity awards exchanged for employee services over the vesting period based on the grant-date fair value.

Advertising: The Company's policy is to expense advertising costs as incurred. Advertising costs were $52,949, $32,858, and $76,707 for the years ended September 30, 2012, 2011 and 2010, respectively.

Income taxes: The Company files separate income tax returns for its foreign subsidiaries. ASC Topic 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for carryforwards for income tax purposes. In addition, the amount of any future tax benefits is reduced by a valuation allowance to the extent such benefits are not expected to be realized.

Earnings per share (EPS): Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period after giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants and unvested shares granted to employees and directors.

Other comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as foreign currency translation adjustments, are reported as a separate component of the equity section of the accompanying consolidated balance sheets, these items, along with net income, are components of comprehensive income.

The U.S. parent company and its U.K. subsidiary routinely purchase inventory produced by its Malaysia subsidiary for sale to their respective customers. These intercompany trade accounts are eliminated in consolidation. The Company's policy and intent is to settle the intercompany trade account on a current basis. Since the U.K. and Malaysia subsidiaries adopted the U.S. dollar as their functional currencies effective October 1, 2009, no foreign currency gains or losses from intercompany trade are recognized. In fiscal 2012, 2011 and 2010, comprehensive income is equivalent to the reported net income.

Reclassifications: Certain items in the 2011 and 2010 consolidated financial statements have been reclassified to conform to the 2012 presentation.

Note 2. Earnings per Share

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period after giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants and unvested shares granted to employees

Years Ended September 30	**2012**	**2011**	**2010**
Denominator:			
Weighted average common shares outstanding—basic	27,693,721	27,287,342	26,981,275
Net effect of dilutive securities:			
Options	913,600	1,243,222	1,292,919
Warrants	39,823	59,197	60,947
Unvested restricted shares	286,000	381,250	210,250
Total net effect of dilutive securities	1,239,423	1,683,669	1,564,116
Weighted average common shares outstanding—diluted	28,933,144	28,971,011	28,545,391
Income per common share—basic	**$ 0.55**	**$ 0.20**	**$ 0.25**
Income per common share—diluted	**$ 0.53**	**$ 0.19**	**$ 0.24**

All the outstanding warrants and stock options were included in the computation of diluted net income per share for the years ended September 30, 2012, 2011 and 2010.

Note 3. Inventories

The components of inventory consist of the following at September 30, 2012 and 2011:

	2012	**2011**
Raw material	$ 523,201	$ 435,947
Work in process	57,102	64,149
Finished goods	927,706	1,602,384
Inventory, gross	1,508,009	2,102,480
Less: inventory reserves	(49,810)	(75,952)
Inventory, net	**$ 1,458,199**	**$ 2,026,528**

Notes to Consolidated Financial Statements

The change in the inventory reserve for the years ended September 30 is as follows:

Year	Balance at October 1	Charged to Costs and Expenses	Write-offs	Balance at September 30
2010	$ 95,574	$ (2,066)	$ (78,044)	$ 15,464
2011	$ 15,464	$ 177,726	$ (117,237)	$ 75,952
2012	$ 75,952	$ 128,360	$ (154,502)	$ 49,810

Note 4. Revolving Line of Credit

On August 1, 2012, the Company entered into an amendment to the Second Amended and Restated Loan Agreement (as amended, the "Loan Agreement") with Heartland Bank (the "Bank") to extend the term of the Company's revolving line of credit to August 1, 2013. The credit facility consists of a single revolving note for up to $2 million with the Bank, with borrowings limited to a borrowing base determined based on 70 percent to 80 percent of eligible accounts receivable plus 50 percent of eligible inventory. Significant restrictive covenants in the Loan Agreement include prohibitions on any merger, consolidation or sale of all or a substantial portion of the Company's assets and limits on the payment of dividends or the repurchase of shares. The Loan Agreement does not contain any financial covenants that require compliance with ratios or amounts. Dividends and share repurchases are permitted as long as after giving effect to the dividend or share repurchase the Company has a ratio of total liabilities to total stockholders' equity of no more than 1:1. Borrowings on the revolving note bear interest at a rate of the base rate (4.5 percent at September 30, 2012) plus 0.5 percent. The note is collateralized by substantially all of the assets of the Company. No amounts were outstanding under the revolving note at either September 30, 2012 or 2011.

Note 5. Operating Leases and Rental Expense

The Company's corporate headquarters are located in approximately 5,100 square feet of office space in Chicago, Illinois. On March 10, 2011, the Company signed a lease amendment, effective November 1, 2010, which extended the lease term for this office space for a five-year period commencing on November 1, 2011, and ending on October 31, 2016. The lease amendment grants the Company a five-month lease abatement beginning November 1, 2010, reduces base rent and provides a tenant improvement allowance. The lease requires escalating monthly payments ranging from $6,797 to $7,859, plus real estate taxes, utilities and maintenance expenses from April 1, 2011, to October 31, 2016. The lease stipulates that after five years, the Company shall have a one-time right to extend the term of the lease for an additional three years by giving the landlord no less than 12 months' prior notice in writing.

The Company leases 6,400 square feet of office space located in London, England. The lease, which expires in June 2020, includes an option by the Company to terminate the lease in 2015 by giving the landlord no less than six months' prior notice in writing. The lease requires quarterly payments of approximately $13,500 through December 2011 and quarterly payments of approximately $27,000 from January 2012 through June 2015. The lease stipulates that after five years (June 2015), the principal rent will be reviewed and adjusted to the higher of the principal rent immediately prior to the review date or the market rate. Per the terms of the lease agreement, the Company was also required to make a security deposit equivalent to six months' rent (approximately $71,000).

The Company leases 16,000 square feet of manufacturing space in Selangor D.E., Malaysia, under a lease that requires monthly payments of approximately $13,000 through August 2013 and may be renewed at the option of the Company for an additional three-year term. The Company also leases 11,000 square feet of warehouse space in Selangor D.E., Malaysia under a lease that requires monthly payments of approximately $4,000 through February 2014 and may be renewed at the option of the Company for an additional one-year term.

The Company also leases equipment under a number of lease agreements which expire at various dates through June 2015. The aggregate monthly rental was $402 at September 30, 2012. Details of operating lease expense, including real estate taxes and insurance, for the years ended September 30, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Factory and office leases	$ 397,073	$ 414,380	$ 403,955
Other	4,824	5,887	1,414
Total	$ 401,897	$ 420,267	$ 405,369

Future minimum payments under leases consisted of the following as of September 30, 2012:

	Operating leases
2013	$ 356,865
2014	311,246
2015	216,802
2016	218,349
2017	129,101
Thereafter	223,645
Total minimum lease payments	**$ 1,456,008**

Note 6. Income Taxes

The Company accounts for income taxes using the liability method, which requires the recognition of deferred tax assets or liabilities for the tax-effected temporary differences between the financial reporting and tax bases of assets and liabilities, and for net operating loss and tax credit carryforwards.

The Company completes a detailed analysis of its deferred income tax valuation allowances on an annual basis or more frequently if information comes to our attention that would indicate that a revision to our estimates is necessary. In evaluating the Company's ability to realize its deferred tax assets, management considers all available positive and negative evidence on a country-by-country basis, including past operating results and forecast of future taxable income. In determining future taxable income, management makes assumptions to forecast U.S. federal and state, U.K. and Malaysia operating income, the reversal of temporary differences, and the implementation of any feasible and prudent tax-planning strategies. These assumptions require significant judgment regarding the forecasts of the future taxable income in each tax jurisdiction, and are consistent with the forecasts used to manage the Company's business. It should be noted that the Company realized significant losses through 2005 on a consolidated basis. Since fiscal year 2006, the Company has consistently generated taxable income on a consolidated basis, providing a reasonable future period in which the Company can reasonably expect to generate taxable income. In management's analysis to determine the amount of the deferred tax asset to recognize, management projected future taxable income for the subsequent six years for each tax jurisdiction.

Although management uses the best information available, it is reasonably possible that the estimates used by the Company will be materially different from the actual results. These differences could have a material effect on the Company's future results of operations and financial condition.

Income before income taxes for the years ended September 30, 2012, 2011 and 2010 was taxed by the following jurisdictions.

	2012	2011	2010
Domestic	$ 6,290,684	$ 1,638,572	$ 2,676,258
Foreign	4,501,339	1,593,403	1,547,874
Total	**$ 10,792,023**	**$ 3,231,975**	**$ 4,224,132**

Notes to Consolidated Financial Statements

A reconciliation of income tax benefit and the amount computed by applying the statutory Federal income tax rate to income before income taxes for the years ended September 30, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Income tax expense at statutory rates	$ 3,669,000	$ 1,099,000	$ 1,436,000
State income tax, net of federal benefits	677,000	192,000	223,000
Non-deductible expenses	5,000	(12,000)	305,000
Effect of AMT expense	41,000	28,178	6,000
Effect of foreign income tax	(688,093)	(221,501)	(206,773)
Effect of pioneer tax status – Malaysia	(233,000)	(134,000)	–
Effect of change in U.K. tax rate	(72,000)	–	–
Effect of stock option exercises	(2,263,000)	–	(704,000)
Utilization of NOL carryforwards	(1,637,205)	(973,753)	(1,087,173)
Decrease in valuation allowance	(4,006,000)	(2,145,000)	(2,485,000)
Income tax benefit	**$ (4,507,298)**	**$ (2,167,076)**	**$ (2,512,946)**

As of September 30, 2012, the Company had federal and state net operating loss carryforwards of approximately $24,641,000 and $12,363,000, respectively, for income tax purposes expiring in years 2018 to 2027. The Company's U.K. subsidiary, The Female Health Company - UK, plc has U.K. net operating loss carryforwards of approximately $64,260,000 as of September 30, 2012, which can be carried forward indefinitely to be used to offset future U.K. taxable income.

The Female Health Company (M) SDN BHD, has been granted Pioneer Status in Malaysia. The Pioneer Status is a tax incentive program that permanently exempts a portion of the entity's income from tax. In fiscal years 2012 and 2011, the Pioneer Status exempted approximately $932,000 and $536,000, respectively, of the entity's income from tax, resulting in a tax savings of nearly $233,000 and $134,000 in fiscal years 2012 and 2011, respectively. The impact on net income per basic and fully diluted common share outstanding resulting from the tax savings is an increase of $.01 and $.00 in fiscal years 2012 and 2011, respectively. The Pioneer Status, which the Company elected in fiscal year 2011, is valid through fiscal year 2012.

The federal and state income tax provision (benefit) for the years ended September 30, 2012, 2011 and 2010 is summarized below:

	2012	2011	2010
Deferred – U.S.	$ (1,399,000)	$ (3,442,000)	$ (1,210,000)
Deferred – U.K.	(3,501,000)	942,000	(1,480,851)
Deferred – Malaysia	6,067	35,950	152,227
Current – U.S.	293,123	226,178	25,678
Current – Malaysia	93,512	70,796	–
Income Tax Benefit	**$ (4,507,298)**	**$ (2,167,076)**	**$ (2,512,946)**

Notes to Consolidated Financial Statements

Significant components of the Company's deferred tax assets and liabilities are as follows at September 30, 2012 and 2011:

Deferred tax assets:	**2012**	**2011**
Federal net operating loss carryforwards	$ 8,378,000	$ 10,112,000
State net operating loss carryforwards	1,175,000	1,426,000
AMT credit carryforward	152,000	111,000
Foreign net operating loss carryforwards – U.K.	14,780,000	18,489,000
Foreign capital allowance – U.K.	177,000	247,000
Accrued expenses	748,000	–
Other, net	29,000	60,000
Gross deferred tax assets	25,439,000	30,445,000
Valuation allowance for deferred tax asset	(12,139,000)	(22,045,000)
Net deferred tax assets	13,300,000	8,400,000
Deferred tax liabilities:		
Foreign capital allowance – Malaysia	(194,244)	(188,177)
Net deferred tax asset	**$ 13,105,756**	**$ 8,211,823**

The deferred tax amounts have been classified in the accompanying consolidated balance sheets as follows:

Years Ended September 30	**2012**	**2011**
Current assets – U.S.	$ 1,802,000	$ 662,000
Current assets – U.K.	350,000	138,000
Long-term assets – U.S.	6,197,000	5,938,000
Long-term assets – U.K	4,951,000	1,662,000
Long-term liability – Malaysia	(194,244)	(188,177)
	$ 13,105,756	**$ 8,211,823**

The change in the valuation allowance for deferred tax assets for the years ended September 30 is as follows:

Year	*Balance at October 1*	*Charged to Costs and Expenses*	*Deductions/Other*	*Balance at September 30*
2010	$ 32,340,000	$ (2,800,000)	$ (2,799,000)	$ 26,741,000
2011	$ 26,741,000	$ (2,500,000)	$ (2,196,000)	$22,045,000
2012	$ 22,045,000	$ (4,900,000)	$ (5,006,000)	$12,139,000

Notes to Consolidated Financial Statements

The valuation allowance decreased by $9,906,000, $4,696,000 and $5,599,000 for the years ended September 30, 2012, 2011 and 2010, respectively. Under the Internal Revenue Code, certain ownership changes, including the prior issuance of preferred stock, the public offering of common stock and the exercise of common stock warrants and options may subject the Company to annual limitations on the utilization of its net operating loss carryforward. Under the Inland Revenue statutes, certain triggering events may subject the Company to limitations on the utilization of its net operating loss carryforward in the U.K. As of September 30, 2012, management does not believe any limitations have occurred.

ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 developed a two-step process to evaluate a tax position and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has not recorded a reserve for any tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company files tax returns in all appropriate jurisdictions, including foreign, U.S. Federal and Illinois and Virginia State tax returns:

- For the United States, a tax return may be audited any time within three years from filing date. The U.S. open tax years are for fiscal years 2009 through 2011, which expire in years 2013 through 2015, respectively.
- For Malaysia, a tax return may be audited any time within six years from filing date. The Malaysia open tax years are for 2007 through 2011, which expire in years 2015 through 2018.
- For the U.K., a tax return may be audited within one year from the later of: the filing date or the filing deadline (one year after the end of the accounting period). The U.K. open tax year is for 2011, which expires in 2013.

The fiscal year 2012 tax returns for each jurisdiction have not been filed as of the date of this filing. As of September 30, 2012 and 2011, the Company has no recorded liability for unrecognized tax benefits.

The Company recognizes interest and penalties related to uncertain tax positions as income tax expense as incurred. No expense for interest and penalties was recognized for the years ended September 30, 2012, 2011 and 2010.

Note 7. Share-based Payments

In March 2008, the Company's shareholders approved the 2008 Stock Incentive Plan which will be utilized to provide equity opportunities and performance–based incentives to attract, retain and motivate those persons who make (or are expected to make) important contributions to the Company. A total of 2 million shares are available for issuance under the plan. As of September 30, 2012, a total of 766,932 shares have been granted under the plan, of which 150,000 shares were in the form of stock options and the remainder were in the form of restricted stock or other share grants.

Stock Option Plans

Under the Company's previous share-based long-term incentive compensation plan, the 1997 Stock Option Plan, the Company granted non-qualified stock options to employees. There are no shares available for grant under this plan which expired on December 31, 2006. Options issued under this plan expire 10 years after the date of grant and generally vested 1/36 per month, with full vesting after three years. Under the Company's 2008 Stock Incentive Plan, options issued expire 10 years after the date of grant and vest 1/36 per month, with full vesting after three years. The Company did not grant any options during the years ended September 30, 2012, 2011 and 2010.

Compensation expense is recognized only for share-based payments expected to vest. The Company estimates forfeitures at the date of grant based on historical experience and future expectations. Stock compensation expense related to options for the years ended September 30, 2012, 2011 and 2010 was approximately $60,000, $90,000 and $92,000, respectively.

Option Activity

The following table summarizes the stock options outstanding and exercisable at September 30, 2012:

		Weighted Average		
	Number of Shares	*Exercise Price Per Share*	*Remaining Contractual Term (years)*	*Aggregate Intrinsic Value*
Outstanding at September 30, 2009	**2,269,000**	**$ 1.58**		
Granted	–	–		
Exercised	(435,000)	1.43		
Forfeited	–	–		
Outstanding at September 30, 2010	**1,834,000**	**$ 1.61**		
Granted	–	–		
Exercised	–	–		
Forfeited	–	–		
Outstanding at September 30, 2011	**1,834,000**	**$ 1.61**		
Granted	–	–		
Exercised	(1,557,750)	1.44		
Forfeited	–	–		
Outstanding at September 30, 2012	**276,250**	**$ 2.57**	**4.78**	**$ 1,266,000**
Exercisable on September 30, 2012	**276,250**	**$ 2.57**	**4.78**	**$ 1,266,000**

During the year ended September 30, 2012, a number of stock option holders exercised 1,557,750 stock options, using the cashless exercise option available under the plan which entitled them to 1,166,017 shares of common stock. Some option holders surrendered 363,035 of the shares due them in payment of taxes, bringing the net number of shares issued to 802,982. No stock options were exercised during fiscal year 2011. During the year ended September 30, 2010, a number of stock option holders exercised 325,000 stock options, using the cashless exercise option available under the plan which entitled them to 186,220 shares of common stock. Proceeds of $157,900 were received during the year ended September 30, 2010, for the exercise of an additional 110,000 stock options.

The aggregate intrinsic value in the table above is before income taxes, based on the Company's closing stock price of $7.15 on the last day of business for the period ended September 30, 2012. The total intrinsic value of options exercised during the years ended September 30, 2012 and 2010 was approximately $6,888,000 and $1,792,000, respectively.

There was no unrecognized compensation cost for stock options as of September 30, 2012. The deferred tax asset and realized tax benefit from stock options exercised and other share-based payments for the years ended September 30, 2012, 2011 and 2010 was not recognized, based on the Company's election of the "with and without" approach.

Restricted Stock

The Company issues restricted stock to employees, directors and consultants. Such issuances may have vesting periods that range from one to three years. In addition, the Company has issued stock awards to certain employees that provide for future issuance contingent on continued employment for periods that range from one to three years.

A summary of the non-vested stock activity for fiscal years 2012, 2011 and 2010 is shown in the table below:

Nonvested awards summary:	*Shares*	*Weighted Average Grant-Date Fair Value*
Total Outstanding September 30, 2009	**119,589**	**$ 3.16**
Stock Granted	35,250	4.71
Vested	(105,250)	3.61
Forfeited	(5,000)	4.71
Total Outstanding September 30, 2010	**44,589**	**$ 3.16**
Stock Granted	293,750	5.71
Vested	(142,335)	4.97
Forfeited	(2,500)	5.07
Total Outstanding September 30, 2011	**193,504**	**$ 5.68**
Stock Granted	52,500	4.16
Vested	(149,686)	5.23
Forfeited	(2,500)	3.94
Total Outstanding September 30, 2012	**93,818**	**$ 5.59**

The Company granted a total of 52,500 shares of restricted stock or shares issuable pursuant to promises to issue shares of common stock during the year ended September 30, 2012. The fair value of the awards granted was approximately $218,000. All such shares of restricted stock vest and all such shares must be issued pursuant to promises to issue common stock in September 2012 through September 2014, provided the grantee has not voluntarily terminated service or been terminated for cause prior to the vesting or issuance date. There were 2,500 shares of restricted stock forfeited during the year ended September 30, 2012. The Company granted a total of 293,750 shares of restricted stock or shares issuable pursuant to promises to issue shares of common stock during the year ended September 30, 2011. The fair value of the awards granted was approximately $1,677,000. All such shares of restricted stock vest and all such shares must be issued pursuant to promises to issue common stock between September 2011 and December 2013, provided the grantee has not voluntarily terminated service or been terminated for cause prior to the vesting or issuance date. The Company granted 35,250 shares of restricted stock during the year ended September 30, 2010. The fair value of the awards granted was approximately $166,000. All such shares of restricted stock vested in September 2010.

The Company recognized share-based compensation expense for restricted stock or promises to issue shares of common stock of approximately $782,000, $706,000 and $379,000 for the years ended September 30, 2012, 2011 and 2010, respectively, $199,000, $212,000 and $206,000 of which was included in accrued expenses at year-end since the related shares have not yet been issued at September 30, 2012, 2011 and 2010, respectively. This expense was included in selling, general and administrative expenses for the respective periods. As of September 30, 2012, there was approximately $525,000, representing approximately 94,000 unvested shares, of total unrecognized compensation cost related to non-vested restricted stock compensation arrangements granted under the incentive plans. This unrecognized cost will be recognized over the weighted average period of the next 1.13 years.

Common Stock Purchase Warrants

The Company did not issue any common stock purchase warrants in fiscal year 2012, 2011 or 2010. In fiscal year 2012, a warrant holder exercised 10,000 warrants which provided proceeds of $13,000. The warrant holder also exercised 18,000 warrants using the cashless exercise option available within the warrant agreements which entitled the warrant holder to 14,795 shares of common stock. There were no warrant exercises during fiscal year 2011. In fiscal year 2010, a warrant holder exercised 30,000 warrants using the cashless exercise option available within the warrant agreements which entitled the warrant holder to 23,085 shares of common stock. In fiscal 2010, warrant holders exercised 626,500 warrants which provided proceeds of $725,600. There is no unrecognized compensation cost related to warrants as of September 30, 2012.

At September 30, 2012, 52,000 warrants issued in connection with investor relations were outstanding and exercisable. These warrants have an exercise price of $1.30, remaining life of 3.79 years and aggregate intrinsic value of $304,200. The aggregate intrinsic value is before taxes, based on the Company's closing price of $7.15 on the last day of business for the year ended September 30, 2012.

Note 8. Stock Repurchase Program

The Company's Stock Repurchase Program was announced on January 17, 2007. At initiation, the plan's terms specified that up to 1 million shares of its common stock could be purchased during the subsequent 12 months. Subsequently, the Board has amended the plan a number of times to both extend its term and increase the maximum number of shares which could be repurchased. Currently, the plan allows for a maximum repurchase of up to 3 million shares through the period ending December 31, 2012. From the program's onset through September 30, 2012, the total number of shares repurchased by the Company is 1,958,829. The Stock Repurchase Program authorizes purchases in privately negotiated transactions as well as in the open market. In October 2008, the Company's Board of Directors authorized repurchases in private transactions under the Stock Repurchase Program of shares issued under the Company's equity compensation plans to directors, employees and other service providers at the market price on the effective date of the repurchase request. Thereafter, total repurchases under this amendment are limited to an aggregate of 250,000 shares per calendar year and to a maximum of 25,000 shares annually per individual. Purchases under this amendment for fiscal year 2012, 2011 and 2010 were 34,000, 5,750 and 65,274 shares, respectively.

Issuer Purchases of Equity Securities: *Details of Treasury Stock Purchases to Date through September 30, 2012*

Period	*Total Number of Shares Purchased*	*Average Price Paid Per Share*	*Aggregate Number of Shares Purchased As Part of Publicly Announced Program*	*Maximum Number of Shares that May Yet Be Purchased Under the Program*
January 1, 2007 – September 30, 2009	1,843,805	$ 3.24	1,843,805	1,156,195
October 1, 2009 – September 30, 2010	65,274	5.35	1,909,079	1,090,921
October 1, 2010 – September 30, 2011	5,750	5.75	1,914,829	1,085,171
October 1, 2011 – September 30, 2012	44,000	6.58	1,958,829	1,041,171
Total	**1,958,829**	**$ 3.41**	**1,958,829**	**1,041,171**

Note 9. Employee Benefit Plan

The Company has a Simple Individual Retirement Account (IRA) plan for its employees. Employees are eligible to participate in the plan if their compensation reaches certain minimum levels and are allowed to contribute up to a maximum of $14,000 annual compensation to the plan. The Company has elected to match 100 percent of employee contributions to the plan up to a maximum of 3 percent of employee compensation for the years ended September 30, 2012, 2011 and 2010. Annual Company contributions were approximately $42,000, $21,000 and $30,000 for the years ended September 30, 2012, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements

Note 10. Industry Segments and Financial Information about Foreign and Domestic Operations

The Company currently operates in one industry segment which includes the development, manufacture and marketing of consumer health care products.

The Company operates in foreign and domestic regions. Information about the Company's operations by geographic area is as follows (in thousands).

	Product Sales to External Customers			*Long-Lived Assets*	
Years Ended September 30	**2012**	**2011**	**2010**	**2012**	**2011**
South Africa	$ 6,834 (1)	$ 1,378	$ 2,549 (1)	$ –	$ –
Brazil	6,720 (1)	955	*	–	–
United States	2,423	2,112 (1)	1,594	175	132
Uganda	*	1,305	*	–	–
Zimbabwe	*	966	1,667	–	–
Malawi	*	*	2,543 (1)	–	–
DR of Congo	*	*	1,519	–	–
India	*	*	*	67	88
United Kingdom	*	*	*	220	193
Malaysia	*	*	*	2,010	1,683
Other	19,035	11,800	12,316	–	–
Total	**$ 35,012**	**$ 18,516**	**$ 22,188**	**$ 2,472**	**$ 2,096**

* Less than 5 percent of total net sales.
(1) Comprised of a single customer considered to be a major customer (exceeds 10 percent of net sales).

Note 11. Contingent Liabilities

The testing, manufacturing and marketing of consumer products by the Company entail an inherent risk that product liability claims will be asserted against the Company. The Company maintains product liability insurance coverage for claims arising from the use of its products. The coverage amount is currently $5 million for FHC's consumer health care product.

Note 12. FC1-FC2 Transition—Restructuring Costs

On August 5, 2009, the Company announced to its U.K. employees that the Company would evaluate the future of its U.K. facility following the decision of two of its largest customers to switch their purchases from the first generation product, FC1, manufactured in the U.K. facility, to the second generation product, FC2, which is manufactured in Malaysia. As is required by British labor law, the Company went through an evaluation process, working in tandem with employee representatives, in which various manufacturing alternatives were considered.

In September 2009, the process concluded when management and the labor representatives were unable to identify a viable alternative. In late September, production employees were notified of the redundancy (plan to terminate their employment) and of the one-time termination payments due them. Manufacturing ceased in mid-October 2009.

In November 2009, following the cessation of FC1 manufacturing in the U.K. facility, the Company entered into an agreement with a new owner of the London manufacturing facility to surrender its existing property lease, which would have expired in December 2016, in exchange for a lease surrender fee of $1,490,716 and a new short-term lease. Per the terms of the agreement, the Company was responsible for removing certain leasehold improvements from the property (dilapidations) prior to termination of the lease. Upon execution of the new agreements, the Company deposited the new annual rent of approximately $484,000, as required by the lease terms.

From a cash flow perspective, replacing the previous lease at that time eliminated future payments of approximately $4.3 million (for rent and related expenses) over the remaining term of the previous lease, producing a positive net impact of $2.8 million (after deducting the lease surrender payments).

On April 27, 2010, the Company signed two related agreements, with the former and new landlords of the U.K. facility, which terminated the November 2009 U.K. lease and granted the Company rent-free occupation of the premises from April 28, 2010, through June 30, 2010. Per the terms of these agreements, the Company agreed to a lease exit fee of $216,000 and a $248,000 payment in lieu of dilapidations. Those obligations were fulfilled by a cash payment of $234,000 and surrender of remaining rent prepayment of $230,000, which had been held in trust since November 2009.

The Company evaluated, measured and recognized the restructuring costs under the guidance of ASC Topic 420, Exit or Disposal Cost Obligations, and recognized such costs in the period incurred. The costs associated with this restructuring fall under the scope of associated costs of an exit activity, as suggested by the Interpretive Response in Staff Accounting Bulletin Topic 5(P)(4), including footnote 17. The components of the restructuring expenses recognized for the year ended September 30, 2010, are as follows:

	2010
Lease surrender payments and related costs	$ 1,734,496
Excess capacity costs	302,683
Proportionate recognition of deferred gain on original sale/leaseback of plant	(657,605)
Dilapidations and related costs	550,348
Total	**$ 1,929,922**

Restructuring accrual balance at September 30, 2009		**$ 1,116,911**
Restructuring costs incurred during the year ended September 30, 2010		1,929,922
Less:		
Termination payments	$ 1,325,309	
Lease surrender payments	1,734,496	
Lease exit payments	644,633	
Reversal of deferred gain	(657,605)	
		(3,046,833)
Restructuring accrual balance at September 30, 2010		**$ -**

While FC1 production has ceased, the Company continues to conduct significant operating activities in the U.K. Such activities include global sales and marketing of the FC2 Female Condom, management and direction of global manufacturing operations (including production planning, inventory management, quality assurance and quality control, finished goods release, compliance with good manufacturing practices), relationships with regulatory agencies worldwide, oversight of the Global Technical Support Team and new product development.

Note 15 Dividends

Beginning February 16, 2010, through September 30, 2012, the Company has paid 11 quarterly cash dividends. The first nine were paid at a quarterly rate per share of $0.05. In May 2012, the quarterly dividend per share increased to a rate of $0.06. Cumulative dividends paid totaled $15.9 million through September 30, 2012. On October 5, 2012, the Company's Board of Directors declared a quarterly cash dividend of $0.06 per share. The Company paid, from its cash on hand, approximately $1.7 million pursuant to the dividend on November 7, 2012, to stockholders of record as of October 31, 2012. Total dividends paid were approximately $6.2 million, $5.5 million and $4.1 million in 2012, 2011 and 2010, respectively.

Any future quarterly dividends and the record date for such dividends will be approved each quarter by the Company's Board of Directors and announced by the Company. Payment of any future dividends is at the discretion of the Board of Directors and the Company may not have sufficient cash flows to pay dividends.

Note 14. Quarterly Financial Data (Unaudited)

2012	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter*	*Year Ended*
Net revenues	$ 8,634,442	$ 7,831,364	$ 8,656,390	$ 9,911,701	$ 35,033,897
Gross profit	5,016,144	4,560,969	5,293,736	5,750,164	20,621,013
Operating expenses	2,232,864	2,397,738	2,485,690	2,564,791	9,681,083
Income tax expense (benefit)	71,385	226,836	273,839	(5,079,358)	(4,507,298)
Net income	2,659,944	1,904,429	2,549,743	8,185,205	15,299,321
Net income per common share – basic	0.10	0.07	0.09	0.29	0.55
Net income per common share – diluted	0.09	0.07	0.09	0.29	0.53

2011	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter*	*Year Ended*
Net revenues	$ 3,651,368	$ 4,287,245	$ 3,517,439	$ 7,109,050	$ 18,565,102
Gross profit	2,016,918	1,807,234	1,813,685	4,227,353	9,865,190
Operating expenses	1,582,931	1,705,949	1,363,184	1,917,784	6,569,848
Income tax expense (benefit)	17,130	(8,130)	15,266	(2,191,342)	(2,167,076)
Net income	386,668	80,998	416,667	4,514,718	5,399,051
Net income per common share – basic	0.01	0.00	0.02	0.17	0.20
Net income per common share – diluted	0.01	0.00	0.01	0.16	0.19

Dividend and Stock Price Information

Shares of our common stock trade on the NASDAQ Capital Market under the symbol "FHCO." The approximate number of record holders of our common stock at November 30, 2012, was 319. In January 2010, the Board of Directors adopted a quarterly cash dividend policy and declared the first cash dividend in the Company's history, which was paid in February 2010. In total, the Board has declared 12 quarterly dividends, the most recent of which was paid in November 2012. All dividends have been paid from the Company's cash on hand. Any future quarterly dividends and the record date for any such dividend will be considered each quarter by the Company's Board of Directors and announced by the Company. Payment of future dividends is at the discretion of the Board of Directors and the Company may not have sufficient cash flows to continue to pay dividends. Under the Company's credit facility with Heartland Bank, dividends and share repurchases are permitted as long as after giving effect to the dividend or share repurchase the Company has a ratio of total liabilities to total stockholders' equity of not more than 1:1. Information regarding the high and low reported closing prices for our common stock and dividends paid on our common stock for the quarters indicated is set forth in the table below.

	Quarters			
	First	*Second*	*Third*	*Fourth*
2012 Fiscal Year				
Price per common share – High	$ 4.69	$ 5.49	$ 5.95	$ 7.30
Price per common share – Low	$ 3.70	$ 4.58	$ 5.07	$ 5.59
Dividends paid	$ 0.05	$ 0.05	$ 0.06	$ 0.06
2011 Fiscal Year				
Price per common share – High	$ 6.24	$ 5.63	$ 5.13	$ 4.92
Price per common share – Low	$ 4.63	$ 4.18	$ 4.33	$ 3.95
Dividends paid	$ 0.05	$ 0.05	$ 0.05	$ 0.05

Profile

The Female Health Company (FHC) manufactures, markets and sells the FC2 Female Condom. FC2 is the only currently available product under a woman's control that is both approved by the U.S. Food and Drug Administration (FDA) and cleared by the World Health Organization (WHO) for purchase by United Nations (UN) agencies that provides dual protection against unintended pregnancy and sexually transmitted infections (STIs), including HIV/AIDS.

The Company, in its present form, was established in February 1996 with the acquisition of Chartex Resources Ltd., which owned exclusive worldwide rights to the FC1 Female Condom. The FDA approved FC1, the Company's first-generation product, as a Class III medical device in 1993. In October 2009, after customers' transition to its second generation product, FC2, production of FC1 ceased. Although no longer in production, the Company retains its ownership of certain worldwide rights to FC1, as well as various patents, regulatory approvals and other related intellectual property.

The Company owns certain worldwide rights to the FC2 Female Condom®, including patents that have been issued in the United States, the European Union, Canada, Australia, South Africa, Japan, The People's Republic of China, Spain, Mexico, Greece, Turkey and the African Regional Intellectual Property Organization (ARIPO), which includes Botswana, The Gambia, Ghana, Kenya, Lesotho, Malawi, Mozambique, Namibia, Sierra Leone, Sudan, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe. FC2 patent applications are pending in various countries. The patents cover the key aspects of FC2, including its overall design and manufacturing process.

The Company has registered the trademark "FC2 Female Condom" in the United States. The Company has also secured, or applied for, 12 trademarks in 22 countries to protect the various names and symbols used in marketing the product around the world. These include Reality®, Femidom®, Femy® and others.

Product

The FC2 Female Condom, which offers women dual protection against STIs (including HIV/AIDS) and unintended pregnancy, participates in the same market as male comdoms but is not seen as directly competing with the male condoms. Rather, studies show that providing FC2 is additive in terms of prevention and choice.

FC2 consists of a soft, loose-fitting sheath and two rings: an external ring of rolled nitrile and a loose internal ring, made of flexible polyurethane. FC2's soft sheath lines the vagina, preventing skin-to-skin contact during intercourse. Its external ring remains outside the vagina, partially covering the external genitalia. The internal ring is used for insertion and helps keep the device in place during use.

FC2 was approved by the FDA as a Class III medical device in March 2009. In 2006, after a stringent scientific review, WHO cleared FC2 for purchase by UN agencies. As of September 30, 2012, more than 170 million FC2 Female Condoms have been distributed in 138 countries and are marketed directly to consumers in 16 countries. FC2 has been available in the United States since August 2009.

Corporate Information

Officers

O.B. Parrish
Chief Executive Officer

Michele Greco
Vice President
and Chief Financial Officer

Michael Pope
Vice President, U.K. and
Malaysian Operations

William R. Gargiulo, Jr.
Secretary

Mary Ann Leeper, Ph.D.
Senior Strategic Advisor

Janet Lee
Controller

Board of Directors

O.B. Parrish
Chairman of the Board
Chief Executive Officer
The Female Health Company
Chicago, Illinois

Mary Ann Leeper, Ph.D.
Senior Strategic Advisor
The Female Health Company
Chicago, Illinois

William R. Gargiulo, Jr.
Vice President (retired)
and Secretary
The Female Health Company
Chicago, Illinois

Donna Felch
Former Vice President
and Chief Financial Officer
The Female Health Company
Chicago, Illinois

David R. Bethune
Former Executive Chairman
Zila, Inc.
Phoenix, Arizona

Stephen M. Dearholt
Partner
Insurance Processing Center
Milwaukee, Wisconsin

Mary Margaret Frank, Ph.D.
Associate Professor
University of Virginia
Darden Graduate School
of Business
Charlottesville, Virginia

Michael R. Walton
President/Owner
Sheboygan County
Broadcasting Co.
Milwaukee, Wisconsin

Richard E. Wenninger
Former Chairman
Wenninger Company Inc.
Milwaukee, Wisconsin

Additional Information

Corporate Headquarters
515 North State Street
Suite 2225
Chicago, Illinois 60654
312.595.9123

U.K. Global Operations
3 Mansfield Road
Western Avenue Business Park
London W3 0BZ
England
011-44-208-965-2813

Manufacturing Locations
Cheras Jaya, Balakong
Selangor D.E., Malaysia

Hindustan Lifecare Limited
Plot 16-A/1, CSEZ
Kochi, 682037, India

Web Addresses
www.femalehealth.com
www.fc2.us.com
www.fc2training.com
www.supportworldwide.org

E-mail Addresses
info@femalecondom.org
fhcinvestor@femalehealthcompany.com

Transfer Agent and Registrar
Computershare Investor Services
Chicago, Illinois

Independent Auditors
McGladrey LLP
Chicago, Illinois

Legal Counsel
Reinhart Boerner Van Deuren s.c.
Milwaukee, Wisconsin

Stock Exchange Listing
NASDAQ Capital Markets, under the trading symbol "FHCO"

Inquiries
Shareholders, prospective investors, stock-brokers, financial analysts and other parties seeking additional information about The Female Health Company (including Securities and Exchange Commission Form 10-K and Form 10-Q Reports) should contact Investor Relations at 312.595.9123, ext. 238.

Send an e-mail request to:
fhcinvestor@femalehealthcompany.com

Or write to:
Investor Relations
Michele Greco
The Female Health Company
515 North State Street
Suite 2225
Chicago, Illinois 60654

The Female Health Company
515 North State Street
Chicago, Illinois 60654
www.femalehealth.com